UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

09042910

SEC Mail Processing Section
NOV 25 2009
Washington, DC
122

AB 12/3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SE 2nd Avenue, Suite #606
(No. and Street)

Miami, (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Seales (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, (Address) Miami, (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Robin Seales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Financial Services Corp., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jean-Denis Nacier
Commission # DD569546
Expires June 29, 2010
Bonded Troy Fain - Insurance Inc 800-385-7019

Jean-Denis Nacier
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statements of financial condition of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") as of September 30, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP
Miami, Florida
November 23, 2009

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 269,022	$ 188,836
Receivable from clearing organization	211,081	68,134
Deposit with clearing organization	101,621	101,559
Prepaid expenses	19,861	9,793
Due from related parties	-	54,606
Property and equipment, net	99,310	91,074
Other assets	7,503	26,925
TOTAL ASSETS	$ 708,398	$ 540,927

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Accounts payable and accrued expenses	$ 127,378	$ 50,320
Commissions payable	32,882	-
Sublease deposit	-	10,240
Current portion of long-term debt – related party	10,129	7,733
Long-term debt – related party	12,412	22,182
TOTAL LIABILITIES	182,801	90,475
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	2,942,026	2,942,026
Accumulated deficit	(2,416,430)	(2,491,575)
TOTAL STOCKHOLDER'S EQUITY	525,597	450,452
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 708,398	$ 540,927

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
REVENUES		
Commissions	$ 1,860,770	$ 1,008,789
Interest and other	65,768	43,021
Rental income	52,735	125,614
Advisory services - related party	3,832	399,506
TOTAL REVENUES	1,983,105	1,576,930
EXPENSES:		
Salaries and employee benefits	852,040	601,763
Commission - brokers	346,334	282,886
Occupancy	197,163	171,851
Telephone and communication	76,197	58,882
Professional fees	68,642	55,088
Miscellaneous	67,416	54,009
Clearance charges	66,935	50,953
Quotation and research	55,650	38,537
Travel	49,039	111,574
Depreciation and amortization	44,991	41,064
Insurance	36,371	41,936
Maintenance and repairs	19,750	30,284
Directors' fees	17,500	12,000
Consulting fees	4,165	14,993
Interest	3,386	3,523
License and registration	2,381	4,313
TOTAL EXPENSES	1,907,960	1,573,656
NET INCOME	$ 75,145	$ 3,274

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2007	$ 1	$ 2,942,026	$ (2,494,849)	$ 447,178
NET LOSS	-	-	3,274	3,274
BALANCES, SEPTEMBER 30, 2008	$ 1	$ 2,942,026	$ (2,491,575)	$ 450,452
NET INCOME	-	-	75,145	75,145
BALANCES, SEPTEMBER 30, 2009	$ 1	$ 2,942,026	$ (2,416,430)	$ 525,597

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 75,145	$ 3,274
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	44,991	41,064
Changes in operating assets and liabilities:		
Receivable from clearing organization	(142,947)	(39,007)
Due from related parties	54,606	(6,383)
Deposit with clearing organization	(62)	(48,918)
Prepaid expenses	(10,068)	9,546
Other assets	19,422	(647)
Accounts payable and accrued expenses	77,058	(933)
Commissions payable	32,882	-
TOTAL ADJUSTMENTS	75,882	(45,278)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	151,027	(42,004)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(53,227)	(27,969)
Sublease deposit	(10,240)	-
NET CASH USED IN INVESTING ACTIVITIES	(63,467)	(27,969)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net decrease in long-term debt – related party	(7,374)	(6,974)
NET CASH USED IN FINANCING ACTIVITIES	(7,374)	(6,974)
NET INCREASE (DECREASE) IN CASH	80,186	(76,947)
CASH, BEGINNING OF YEAR	188,836	265,783
CASH, END OF YEAR	$ 269,022	$ 188,836
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 3,386	$ 3,523

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

ASD Financial Services Corp. (the "Company"), formerly known as ASD Brokerage and Investment, Inc., operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission ("SEC"), the Florida Division of Securities ("FDS"), and the Financial Industry Regulatory Authority ("FINRA"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company. The Parent is a wholly-owned subsidiary of ABI Bank Limited ("ABI Bank"), a financial institution.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements

The Company has an agreement with Ridge Clearing and Outsourcing Solutions ("Ridge") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Ridge. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

At September 30, 2009 and 2008, the Company had a receivable balance of $211,081 and $68,134, due from Ridge.

Property and Equipment

Furniture, fixtures, vehicles, and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's income and losses are included in the consolidated Federal and State income tax returns of its Parent. For financial statement purposes, income taxes have been calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of September 30, 2009, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2009 and 2008 and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at several commercial banks. The Company generally limits exposure by placing deposits with several quality financial institutions. However, at times the Company's cash balances may exceed the Federal Deposit Insurance Corporation insured limit of $250,000.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles ("GAAP") and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued an interpretation that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued a Staff Position. This staff position allows entities to elect to further defer the effective date of the interpretation for nonpublic enterprises included within this staff Position's scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of the interpretation as permitted by the Staff position. The Company is in the process of determining whether the implementation of the standard will have a material effect on the Company's financial statements.

Fair Value Measurement

In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements and expands disclosure about fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal year beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007 the standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events

In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Antigua. Accordingly, the Company's operations are susceptible to changes in the economy of this country.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with a related institution through common ownership. The significant related party amounts included in the accompanying financial statements are as follows for the years ended September 30:

	2009	2008
Transactions included in the statements of income:		
Advisory services revenue	$ 3,832	$ 399,506
Transactions included in the statements of financial condition:		
Long - term debt (see NOTE 6)	$ 22,541	$ 29,915

The Company has balances due from related parties as of September 30, 2009 and 2008 in the amounts of $0 and $54,606, respectively.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At September 30, 2009 and 2008, the Company's "Net Capital" was $376,405 and $267,856 and "Required Net Capital" was $12,187 and $5,000, respectively. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2009 and 2008, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 0.49 to 1 and 0.34 to 1, respectively.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized as follows:

	2009	2008
Furniture and fixtures	$ 33,659	$ 19,667
Office equipment	150,810	111,575
Vehicle	40,239	40,239
Leasehold Improvements	32,659	32,659
	257,367	204,140
Less accumulated depreciation and amortization	158,057	113,066
	$ 99,310	$ 91,074

5. PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation and amortization expense for the years ended September 30, 2009 and 2008, was approximately $45,000 and $41,000, respectively.

6. LONG-TERM DEBT

The Company's long-term debt consists of the following at September 30:

	2009	2008
During March 2007, the Company borrowed $40,239 from a related party to finance the purchase of a Company vehicle. The note calls for monthly Payments of $850 which include principal and interest through February 2012. The interest rate on the loan is 9% at September 30, 2009 and 2008.	$ 22,541	$ 29,915
Less: current portion	(10,129)	(7,733)
Long-term debt - net	$ 12,412	$ 22,182

Aggregate maturities of long-term debt are as follows at September 30:

Years Ending	Amount
2010	$ 10,129
2011	8,194
2012	4,218
	$ 22,541

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases certain office space under two real estate lease agreements which expire during February 2010 and June 2012. Under both agreements, as of September 30, 2009, the Company is committed to approximate future minimum rentals as follows:

2010	$ 148,000
2011	136,000
2012	105,000
	$ 389,000

Rental expense for the years ended September 30, 2009 and 2008 was approximately $197,000 and $172,000, respectively.

One of the office locations was subleased by the Company during the period from December 2006 through February 2009 to an unrelated third party. Rental income for the years end September 30, 2009 and 2008 was approximately $53,000 and $126,000, respectively.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

There was no income tax benefit for the years ended September 30, 2009 and 2008.

The actual income tax expense for September 30, 2009 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income before provision) as follows:

	2009	
	Amount	%
Federal taxes at statutory rates	$ 25,549	34.00%
State income taxes, net of federal benefit	2,916	3.88%
Meals & Entertainment	1,421	1.89%
Penalties	85	0.11%
Other	(131)	(0.17)%
Change in valuation allowance	(29,840)	(39.71)%
	$ -	0%

As of September 30, 2009, the Company had net operating losses available for carry forward of approximately $2,434,000. These loss carry forwards expire through the year 2028.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has retained a full valuation allowance against the deferred tax asset as of September 30, 2009 and 2008, as follows:

	2009	2008
Gross deferred tax asset	$ 902,254	$ 932,094
Less valuation allowance	(902,254)	(932,094)
Net deferred tax asset	$ -	$ -

9. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company contributed approximately $12,000 and $400 to the 401(k) plan for the years ended September 30, 2009 and 2008, respectively.

SUPPLEMENTARY INFORMATION

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

	2009
CREDITS	
Stockholder's equity	$ 525,597
DEBITS	
Property and equipment, net	99,310
Certificate of deposit	22,318
Prepaid expenses	19,861
Cash on hand	200
Other assets	7,503
TOTAL DEBITS	149,192
NET CAPITAL	376,405
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $182,801, or $5,000, whichever is greater	12,187
EXCESS NET CAPITAL	**$ 364,218**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.49 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities	**$ 182,801**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING AMENDED UNAUDITED FORM X-17A-5, PART II FILING
SEPTEMBER 30, 2009

	2009
NET CAPITAL PER COMPUTATION	$ 376,405
Difference in net capital computation	(1)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17a-5, PART II FILING	**$ 376,404**

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2009 and during the year then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORT

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and accompanying information of ASD Financial Services Corp. (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 23, 2009

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

REPORT ON COMPLIANCE OF SECURITIES INVESTMENT PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION FORM SIPC-7T

SEPTEMBER 30, 2009

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE

ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") as of September 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and have issued our report thereon dated November 23, 2009.

In our opinion, as of September 30, 2009, the Company's assessment due the Securities Investment Protection Corporation ("SIPC") was computed in accordance with the applicable instructions and forms of the SIPC's Transitional Assessment Reconciliation Form- SIPC -7T for the period from April 1, 2009 through September 30, 2009.

This report is intended solely for the information and use of the boards of directors and management of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 23, 2009

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION – FORM SIPC-7T
SEPTEMBER 30, 2009

General assessment	$	2,776
Less payment made with SIPC-4, January 16, 2009 to the order of Securities Investor Protection Corporation		(150)
Total assessment balance due	**$**	**2,626**

The balance of $2,626 as of September 30, 2009 is included within the caption accounts payable and accrued expenses on the Company's balance sheet. This amount is due by November 30, 2009.